200 East Basse Road San Antonio, Texas 78209

May 5, 2015

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Carlos Pacho, Senior Assistant Chief Accountant
Inessa Kessman
Terry French

Re:	iHeartCommunications, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-09645

Ladies and Gentlemen:

On behalf of iHeartCommunications, Inc. (the “Company”), I refer to the letter to the Company, dated April 29, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. As discussed with Inessa Kessman on May 5, 2015, the Company requested additional time to provide a response to the aforementioned letter in order to allow the Company sufficient time to adequately address the comment raised by the Staff. Based on the discussion with Ms. Kessman, the Company plans to provide a response to the Commission on or before May 22, 2015. Thank you for this courtesy.

If you require additional information, please feel free to call me at (210) 832-3699.

Sincerely,

/S/ SCOT HAMILTON
Scot Hamilton Senior Vice President, Chief Accounting Officer and Assistant Secretary

cc:	James S. Rowe
Brian D. Wolfe

Kirkland & Ellis LLP